UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

BROOKFIELD BUSINESS PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16234109

(CUSIP Number)

Justin Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416)956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16234109		SCHEDULE 13D
1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 141,734,624*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 141,734,624*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,734,624*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%**
14	Type of Reporting Person (See Instructions) CO

* This amount includes 24,784,250 limited partnership units (“Units”) of Brookfield Business Partners L.P. (the “Issuer”) beneficially owned by Brookfield Private Equity Direct Investments Holdings LP (“BPED”) and 69,705,497 redemption-exchange units of Brookfield Business L.P. (“Brookfield Business L.P.”) beneficially owned by Brookfield Private Equity Group Holdings LP (“BPEG”). This amount also includes class A exchangeable subordinate voting shares (the “BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”) held as follows: 12,392,125 BBUC exchangeable shares held by BPED and 34,852,752 BBUC exchangeable shares held by BPEG, each of which is a subsidiary of Brookfield Asset Management Inc. (“BAM”) See Items 3 and 5.

** As of March 15, 2022, there were approximately 76,312,475 Units outstanding (which excludes Units to be cancelled in connection with the Issuer’s normal course issuer bid). Percentage assumes that all of the outstanding redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares beneficially owned by BAM are exchanged for Units (on a one-for-one basis), the percentage would be 73.3%. See Item 5.

CUSIP No. G16234109		SCHEDULE 13D
1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 141,734,624*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 141,734,624*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,734,624*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%**
14	Type of Reporting Person (See Instructions) OO

* This amount includes 24,784,250 Units, 69,705,497 redemption-exchange units of Brookfield Business L.P. and 47,244,877 BBUC exchangeable shares beneficially owned by BAM. See Items 3 and 5.

** As of March 15, 2022, there were approximately 76,312,475 Units outstanding (which excludes Units to be cancelled in connection with the Issuer’s normal course issuer bid). Percentage assumes that all of the outstanding redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares beneficially owned by BAM are exchanged for Units (on a one-for-one basis), the percentage would be 73.3%. See Item 5.

CUSIP No. G16234109		SCHEDULE 13D
1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 37,176,375*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,176,375*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,176,375*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17**%*
14	Type of Reporting Person (See Instructions) PN

* This amount includes 24,784,250 Units beneficially owned by BPED. This amount also includes 12,392,125 BBUC exchangeable shares beneficially owned by BPED. See Items 3 and 5.

** As of March 15, 2022, there were approximately 76,312,475 Units outstanding (which excludes Units to be cancelled in connection with the Issuer’s normal course issuer bid). Percentage assumes that all of the outstanding redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the BBUC exchangeable shares beneficially owned by BPED are exchanged for Units (on a one-for-one basis), the percentage would be 41.9%. See Item 5.

CUSIP No. G16234109		SCHEDULE 13D
1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 104,558,249*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 104,558,249*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 104,558,249*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.7%**
14	Type of Reporting Person (See Instructions) PN

* This amount includes 69,705,497 redemption-exchange units of Brookfield Business L.P. beneficially owned by BPEG. This amount also includes 34,852,752 BBUC exchangeable shares beneficially owned by BPEG. See Items 3 and 5.

** As of March 15, 2022, there were approximately 76,312,475 Units outstanding (which excludes Units to be cancelled in connection with the Issuer’s normal course issuer bid). Percentage assumes that all of the outstanding redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares beneficially owned by BPEG are exchanged for Units (on a one-for-one basis), the percentage would be 57.8%. See Item 5.

CUSIP No. G16234109	SCHEDULE 13D

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D is being filed by Brookfield Asset Management Inc. (“BAM”), BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), Brookfield Private Equity Direct Investments Holdings LP (“BPED”) and Brookfield Private Equity Group Holdings LP (“BPEG”) to reflect, among other things, (i) the removal of Partners Limited (“Partners”), Partners Value Investments L.P. (“Value Investments”) and BUSC Finance LLC (“BUSC Finco”) as Reporting Persons (as defined in the original Schedule 13D), (ii) the addition of BAM Partners Trust as a Reporting Person and (iii) to reflect the closing on March 15, 2022 of the previously announced distribution of class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BIPC”) to the unitholders of the Issuer and Brookfield Business L.P. (“Holding LP”).

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 4.

Item 2. Identity and Background

The BAM Partnership shall be deemed a “Reporting Person” and each of Partners, Value Investments and BUSC Finco shall not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

Item 2 of the original Schedule 13D is hereby amended to remove reference to Partners, Value Investments and BUSC Finco and supplemented to add the following:

BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). Partners closed the transfer of 85,120 class B limited voting shares of BAM (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partnership. The BAM Class B Shares entitle the holders thereof to appoint one-half of the board of directors of Brookfield. BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada. Further, as a result of certain reorganization transactions, BUSC Finco transferred all the redemption-exchange units of Brookfield Business L.P. owned by it as previously reported in the original Schedule 13D to BPEG and therefore BUSC Finco is no longer the beneficial holder of any Units.

Schedule I-IV to this Amendment No. 4 sets forth a list of updated names of directors and executive officers of BAM, the BAM Partnership, BPED and BPEG (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses, and citizenships.

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

On or about March 15, 2022, the Reporting Persons received an aggregate 47,244,877 BBUC exchangeable shares in connection with the previously announced distribution of BBUC exchangeable shares to the unitholders of the Issuer and Holding LP. Each BBUC exchangeable share is structured with the intention of providing an economic return equivalent to one Unit (subject to adjustment to reflect certain capital events). Each BBUC exchangeable share is exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC). The Issuer may elect to satisfy BIPC’s exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent.

Item 4. Purpose of Transaction

Item 4 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 4 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of Schedule 13D are hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Units of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 141,734,624 Units, constituting approximately 64.7% of the Issuer’s outstanding Units. The percentage of Units of the Issuer in this Item 5 is based on an aggregate number of Units of 76,312,475 outstanding as of March 15, 2022 (which excludes Units to be cancelled in connection with the Issuer’s normal course issuer bid) and assumes that all of the outstanding redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis).

(i) BAM

(a)	As of March 15, 2022, BAM may be deemed the beneficial owner of 141,734,624* Units, constituting a percentage of approximately 64.7%**

(b)

Sole voting power to vote or direct vote: 0 Units

Shared voting power to vote or direct vote: 141,734,624* Units

Sole power to dispose or direct the disposition: 0 Units

Shared power to dispose or direct the disposition: 141,734,624* Units

* This amount includes 24,784,250 Units beneficially owned by BPED and 69,705,497 redemption-exchange units of Brookfield Business L.P. beneficially owned by BPEG. This amount also includes BBUC exchangeable shares held as follows: 12,392,125 BBUC exchangeable shares held by BPED and 34,852,752 BBUC exchangeable shares held by BPEG.

** Assuming that only all of the redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares beneficially owned by BPED and BPEG, as applicable, are exchanged for Units (on a one-for-one basis), the percentage would be 73.3%.

(ii) The BAM Partnership

(a)	As of March 15, 2022, the BAM Partnership may be deemed the beneficial owner of 141,734,624* Units, constituting a percentage of approximately 64.7%**

(b)

Sole voting power to vote or direct vote: 0 Units

Shared voting power to vote or direct vote: 141,734,624* Units

Sole power to dispose or direct the disposition: 0 Units

Shared power to dispose or direct the disposition: 141,734,624* Units

* This amount includes 24,784,250 Units, 69,705,497 redemption-exchange units of Brookfield Business L.P. and 47,244,877 BBUC exchangeable shares beneficially owned by BAM.

** Assuming that only all of the redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares beneficially owned by BAM are exchanged for Units (on a one-for-one basis), the percentage would be 73.3%.

(iii) BPED

(a)	As of March 15, 2022, BPED may be deemed the beneficial owner of 37,176,375* Units, constituting a percentage of approximately 17%**

(b)

Sole voting power to vote or direct vote: 0 Units

Shared voting power to vote or direct vote: 37,176,375* Units

Sole power to dispose or direct the disposition: 0 Units

Shared power to dispose or direct the disposition: 37,176,375* Units

* This amount includes 24,784,250 Units and 12,392,125 BBUC exchangeable shares. The general partner of BPED is Brookfield Private Equity Inc., a wholly-owned subsidiary of BAM.

** Assuming that only all of the BBUC exchangeable shares beneficially owned by BPED are exchanged for Units (on a one-for-one basis), the percentage would be 41.9%.

(iv) BPEG

(a)	As of March 15, 2022, BPEG may be deemed the beneficial owner of 104,558,249* Units, constituting a percentage of approximately 47.7%**

(b)

Sole voting power to vote or direct vote: 0 Units

Shared voting power to vote or direct vote: 104,558,249* Units

Sole power to dispose or direct the disposition: 0 Units

Shared power to dispose or direct the disposition: 104,558,249* Units

* This amount includes 69,750,497 redemption-exchange units of Brookfield Business L.P. and 34,852,752 BBUC exchangeable shares.

** Assuming that only all of the redemption-exchange units of Brookfield Business L.P. and BBUC exchangeable shares held by BPEG are exchanged for Units (on a one-for-one basis), the percentage would be 57.8%.

(c) Other than the transactions described in Item 3 in this Amendment No. 3, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

Holders of BBUC exchangeable shares are entitled to exchange their BBUC exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the BBUC) at any time. The Issuer may elect to satisfy BBUC’s exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent. On March 15, 2022, Wilmington Trust, National Association and BAM entered into the Rights Agreement (the “Rights Agreement”) pursuant to which BAM has agreed that, until March 15, 2027, it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to BBUC’s articles of incorporation to exchange BBUC exchangeable shares for Units or its cash equivalent. As of the date hereof, BAM may deliver up to 73,008,085 Units to satisfy any exchange of BBUC exchangeable shares in accordance with the terms of the Rights Agreement.

The foregoing summary of the Rights Agreement described in this Item 6 does not purport to be complete and, as such, is qualified in its entirety by the Rights Agreement set forth in Exhibit 2 hereto and incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Rights Agreement, dated March 15, 2022, by and between Brookfield Asset Management Inc. and Wilmington Trust, N.A. (incorporated by reference to Exhibit 99.2 to Brookfield Business Corporation’s Form 6-K filed on March 18, 2022)

CUSIP No. G16234109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2022

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Nicholas H. Goodman, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chair of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chair, GLP IM Holdings Limited	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE III

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner,
BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of BBU	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of BAM	Canada

Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada

Anjali Mahtani, Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Vice President	Canada

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner,
BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of BAM	Canada

Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada

Anjali Mahtani, Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Vice President	Canada

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(l) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D/A need be filed with respect to the ownership by each of the undersigned of the limited partnership units of Brookfield Business Partners L.P.

Dated: March 24, 2022

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director